Exhibit 12.2

XM SATELLITE RADIO INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

($ In Thousands)

	Years ended December 31,					Three months ended March 31,
	1999	2000	2001	2002	2003	2003	2004	Proforma 2004
Fixed charges:
Capitalized interest	$15,162	$39,052	$36,153	$—	$828	$—	$2,419	$2,419
Interest expensed	43	—	15,157	52,037	104,250	21,340	27,913	30,168
Portion of rent expense representative of interest (1)	216	2,027	8,079	8,076	8,933	2,433	1,819	1,819

Total fixed charges	$15,421	$41,079	$59,389	$60,113	$114,011	$23,773	$32,151	$34,406

Earnings:
Loss before income taxes	$(30,180)	$(51,927)	$(283,975)	$(491,585)	$(589,759)	$(130,996)	$(145,858)	$(148,114)
Fixed charges, less capitalized interest	259	2,027	23,236	60,113	113,183	23,773	29,732	31,987
Depreciation and write-off of capitalized interest	—	—	6,888	9,136	11,058	2,765	2,765	2,765

Earnings (loss) adjusted for fixed charges	$(29,921)	$(49,900)	$(253,851)	$(422,336)	$(465,518)	$(104,458)	$(113,362)	$(113,362)
Ratio of earnings (loss) to combined fixed charges	—	—	—	—	—	—	—	—
Deficiency in earnings to cover fixed charges	$45,342	$90,979	$313,240	$482,449	$579,529	$128,231	$145,512	$147,768

(1)	One-third of rent expense is deemed to be representative of interest.